December 18, 2018

Robby Chang
Chief Financial Officer
Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

       Re: Riot Blockchain, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Form 10-K/A for the Year Ended September 30, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Supplemental Response dated November 23, 2018

Dear Mr. Chang:

       We have reviewed your November 23, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2018 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to Condensed Interim Consolidated Financial Statements
Note 2. Basis of presentation, summary of significant accounting policies and recent accounting pronouncements
Digital Currencies Translations and Remeasurements, page 8

1. We note your response to prior comment two of our letter dated June 15, 2018 and your disclosure on page 9 addressing the correction of an error related to your accounting for digital currencies. You assert that the correction of this error did not have a material impact on your previously reported interim financial statements. Please confirm whether this is the case because all previously reported changes in fair value are now reflected as impairment losses. Please also tell us how you have complied with the disclosure
 Robby Chang
FirstName LastNameRobby Chang
Riot Blockchain, Inc.
Comapany18, 2018 Blockchain, Inc.
December NameRiot
December 18, 2018 Page 2
Page 2
FirstName LastName
         requirements set forth in ASC 350-30-50-3 related to these impairment losses.
Item 2. Management's Discussion and Analysis. . .
Management's plans and basis of presentation:, page 27

2. Please revise your fifth paragraph in this section of your Form 10-Q for the quarter ended
         September 30, 2018 to expand your disclosure regarding your current mining operations, including for example, the number of miners that were operating at your facility on
         September 30, 2018, and any expected changes.
3. We note your response to prior comment 4 and your disclosures in your Form 10-Q for the quarter ended September 30, 2018 on page 27 that you have not entered into any formal vendor agreements with respect to your planned exchange. Please revise your disclosures to discuss the termination of your licensing and services agreement with
         Coinsquare, and to explain how the SynapseFi agreement will help you launch your platform. We also note that subsequent to your filing of the Form 10-Q, you announced the entrance into an agreement with Shift Markets, Ltd. that provides you with Shift's crypto exchange platform. Please tell us why this information was furnished pursuant to
         Item 7.01 on a Form 8-K rather than as a material agreement under Item 1.01, and why the agreement will not be filed as a material agreement.
Liquidity and Capital Resources, page 29

4. We note your disclosure on page 30 that you will require additional capital in order to meet your ordinary business obligations for the next twelve months. Please revise to also disclose how long you expect your business will be able to continue its current and planned operations if you are unable to secure additional capital. General

5. We note your disclosure regarding the March 26, 2018 acquisition of 92.5% of Logical
         Brokerage that you are investigating launching a digital currency exchange and futures operation. We also note your recent 8-K disclosure regarding your recent agreement with
         Shift Markets. Please ensure that your current plans with respect to the recent agreement and plans to launch a digital currency exchange and futures operation are clear, including the business risks and challenges of launching these operations, what aspects of launching these operations will be provided by Shift Markets pursuant to the agreement, and your anticipated timeline and estimated costs.
6. Please note, we are currently reviewing your amended Form S-3 and may have additional comments. Any additional comments will be provided under separate cover.
7. We are continuing to evaluate your response to prior comment 13 of our letter dated June
         15, 2018. We may have additional comments.

         You may contact Angela Connell at 202-551-3426 if you have questions regarding
 Robby Chang
Riot Blockchain, Inc.
December 18, 2018
Page 3

comments on the financial statements and related matters. Please contact Dorrie Yale at 202-
551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameRobby Chang
                                                           Division of
Corporation Finance
Comapany NameRiot Blockchain, Inc.
                                                           Office of Healthcare
& Insurance
December 18, 2018 Page 3
cc:       William Jackman
FirstName LastName